Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES PRICING OF U.S.$1.5 BILLION

IN SENIOR SECURED NOTES

MONTERREY, MEXICO, OCTOBER 4, 2012 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today the pricing of U.S.$1.5 billion aggregate principal amount of senior secured notes (the “Notes”) denominated in U.S. dollars.

The Notes to be issued by CEMEX Finance LLC will bear interest at an annual rate of 9.375% and mature in 2022. The Notes will be issued at par and will be callable commencing on their 5th anniversary. The closing of the offering is expected to occur on October 12, 2012, subject to satisfaction of customary closing conditions.

CEMEX intends to use the net proceeds from the offering to prepay principal outstanding under CEMEX’s Facilities Agreement, dated September 17, 2012, thereby allowing CEMEX to satisfy the March 31, 2013 U.S.$1.0 billion prepayment milestone and the February 14, 2014 U.S.$500 million amortization payment thereunder. These payments will reduce the interest rate on the Facilities Agreement debt by 25 basis points.

The Notes will share in the collateral pledged for the benefit of the lenders under the Facilities Agreement and other secured obligations having the benefit of such collateral, and will be guaranteed by CEMEX, CEMEX México, S.A. de C.V., CEMEX España, S.A., CEMEX Corp., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., Cemex Research Group AG, Cemex Shipping B.V., Cemex Asia B.V., CEMEX France Gestion (S.A.S.), CEMEX UK and Cemex Egyptian Investments B.V.

The Notes and the guarantees thereof have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and they may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

THE NOTES WILL NOT BE REGISTERED WITH THE NATIONAL SECURITIES REGISTRY, MAINTAINED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION, AND MAY NOT BE OFFERED OR SOLD PUBLICLY IN MEXICO. THE NEW NOTES MAY BE OFFERED IN MEXICO TO QUALIFIED AND INSTITUTIONAL INVESTORS, PURSUANT TO THE PRIVATE PLACEMENT PROVISIONS SET FORTH IN ARTICLE 8 OF THE MEXICAN SECURITIES MARKET LAW.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.